Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability) (the “Company”)

(Stock Code: 2628)

CHANGE OF COMPANY SECRETARY AND AUTHORISED REPRESENTATIVE

The Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) announces that Mr. Heng Kwoo Seng has resigned as the Company Secretary of the Company and has ceased to be the Authorised Representative of the Company, both with effect from 25 April 2013. Mr. Heng Kwoo Seng confirms that he has no disagreement with the Board and there are no matters that need to be brought to the attention of the shareholders of the Company and The Stock Exchange of Hong Kong Limited in relation to his resignation.

The Board is pleased to announce the appointment of Mr. Heng Victor Ja Wei (“Mr. Heng”) as the Company Secretary and Authorised Representative of the Company with effect from 25 April 2013. Mr. Heng is the managing partner of Morison Heng, Certified Public Accountants. Mr. Heng holds a Master of Science degree of the Imperial College of Science, Technology and Medicine, the University of London. Mr. Heng is a member of The Hong Kong Institute of Certified Public Accountants and a fellow of The Association of Chartered Certified Accountants. Mr. Heng has over 9 years of experience in accounting and auditing for private and public companies and financial consultancy. Mr. Heng serves as an independent non-executive director in China Fire Safety Enterprise Group Limited, Lee & Man Chemical Company Limited, Matrix Holdings Limited and Lee & Man Handbags Holding Limited, all of which are listed on the main board of The Stock Exchange of Hong Kong Limited.

The Board would like to express its appreciation to Mr. Heng Kwoo Seng for his valuable contribution to the Company during his tenure of office.

By Order of the Board of

China Life Insurance Company Limited

Heng Victor Ja Wei

Company Secretary

Hong Kong, 25 April 2013

Commission File Number 001-31914

As at the date of this announcement, the Board comprises:

Executive Directors:	Yang Mingsheng, Wan Feng, Lin Dairen, Liu Yingqi
Non-executive Directors:	Miao Jianmin, Zhang Xiangxian, Wang Sidong
Independent Non-executive Directors:	Sun Changji, Bruce Douglas Moore, Anthony Francis Neoh, Tang Jianbang